SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2009
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2009

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Nelson José Jamel
Nelson José Jamel Chief Financial and Investor Relations Officer

AMBEV REPORTS 2009 FIRST QUARTER RESULTS UNDER IFRS

São Paulo, May 7, 2009– Companhia de Bebidas das Américas – AmBev [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc], announces today its results for the 2009 first quarter (Q1 2009). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais and prepared in accordance with International Financial and Reporting Standards (IFRS), and should be read in conjunction with our quarterly financial information for the three months period ended March 31, 2009 filed with the CVM and submitted to the SEC.

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scopes represent the impact of acquisitions and divestitures and the start-up or termination of activities. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Net income, EPS) before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Comparisons, unless otherwise stated, refer to the first quarter of 2008 (Q1 2008). Values in this release may not add up due to rounding.

OPERATING AND FINANCIAL HIGHLIGHTS

Top line: Top line growth of +10.7% was driven by volume growth and price increases across our regions. Our volumes increased organically by 5.1% in Q1 2009 driven primarily by Beer Brazil (+7.6%) and CSD & Nanc Brazil (+12.6%), partly offset by flattish volumes in Quinsa and negative volume growth in Canada and Hila-Ex.

Cost of Goods Sold (COGS) and Selling, General & Administrative (SG&A) expenses: COGS per hectoliter increased by 1.5% in the quarter as expected gains on currency hedges and lower commodity prices (mainly PET and corn) together with an easy comparison from Q1 2008 offset inflation in the period. SG&A (excl. depreciation & amortization) increased organically by 5.9% as a result of carry over impact from our increase in direct distribution, higher volumes and inflation in the period.

Normalized EBITDA and EBITDA Margin: Our Normalized EBITDA reached R$2,582.9 million in Q1 2009, which represents an organic growth of +16.3%. Our Normalized EBITDA margin increased organically by 240 bps in the first quarter to 45.7%.

Normalized Net income and Operating Cash Flow: Normalized Net income was R$1,395.2 million in Q1 2009 (an increase of +13.9% yoy). Normalized Earnings per share (EPS) increased +13.5% in Q1 2009. Operating cash flow was R$1,568.9 million in Q1 2009, which represents an increase of +84.9% in the period.

Payout and Financial Discipline: In Q1 2009, we paid interest on own capital (IOC) totaling around R$230 million and declared additional IOC of around R$257 million, which will be paid beginning May 29, 2009. There were no share buybacks in the quarter.

Financial Highlights - AmBev Consolidated			% As		%				% As		%
R$ million	1Q08	1Q09	Reported		Organic		YTD 08	YTD 09	Reported		Organic
Total volumes	35,784.8	37,268.2	4.1%		5.1%		35,784.8	37,268.2	4.1%		5.1%
Beer	25,557.7	26,314.9	3.0%		4.1%		25,557.7	26,314.9	3.0%		4.1%
CSD and NANC	10,227.1	10,953.3	7.1%		7.4%		10,227.1	10,953.3	7.1%		7.4%

Net sales	4,833.4	5,655.7	17.0%		10.7%		4,833.4	5,655.7	17.0%		10.7%
Gross profit	3,164.1	3,758.5	18.8%		12.8%		3,164.1	3,758.5	18.8%		12.8%
Gross margin	65.5%	66.5%	100	bps	140	bps	65.5%	66.5%	100	bps	140	bps
EBITDA	2,102.8	2,800.3	33.2%		27.0%		2,102.8	2,800.3	33.2%		27.0%
EBITDA margin	43.5%	49.5%	600	bps	660	bps	43.5%	49.5%	600	bps	660	bps
Normalized EBITDA	2,107.4	2,582.9	22.6%		16.3%		2,107.4	2,582.9	22.6%		16.3%
Normalized EBITDA margin	43.6%	45.7%	210	bps	240	bps	43.6%	45.7%	210	bps	240	bps
Net Income	1,219.8	1,612.6	32.2%				1,219.8	1,612.6	32.2%
Normalized Net Income	1,224.5	1,395.2	13.9%				1,224.5	1,395.2	13.9%
No. of share outstanding (millions)	611.6	613.9					611.6	613.9
EPS (R$/shares)	1.99	2.63	31.7%				1.99	2.63	31.7%
Normalized EPS	2.00	2.27	13.5%				2.00	2.27	13.5%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

First Quarter 2009 Results May 7, 2009 Page 2

Message from AmBev Management

The first quarter of 2009 was an important positive start for what we believe could still be a very challenging year. Although Brazil’s industry performance has been positively impacted by both macroeconomic drivers and good weather, we have already seen slowdown in industry volumes versus last year trends across most of the markets in which we operate as a result of current economic environment.

Our normalized consolidated EBITDA totaled R$2,582.9 million in Q1 2009, a 16.3% organic increase with margins expanding by 240 bps. Consolidated volumes delivered solid growth and were 5.1% higher in Q1 2009.

In Brazil, volumes for both Beer (+7.6%) and CSD & Nanc (+12.6%) in Q1 2009 delivered strong growth versus last year. This was primarily a result of: (i) real consumer disposable income growth for the first time in six quarters supported by minimum wages increase of 12% in nominal terms (implemented a month earlier than in 2008) and food inflation deceleration; (ii) good weather in the period; and (iii) a favorable Carnival calendar.  Our Normalized Beer EBITDA increased organically by +18.0%, with margins expansion of 370 bps while our Normalized CSD & Nanc EBITDA grew 13.5% organically, with margin contraction of 60 bps in Q1 2009 due to timing of certain investments versus Q1 2008. “We started 2009 strongly because we were able to take advantage of a more favorable economic environment, better weather and a later Carnival as compared to Q1 2008. Although the outlook for the remainder of the year in Brazil is to a certain extent still unclear, we are pleased with the performance of our innovations in both beer and soft drinks and believe we have the right initiatives in place to improve our profitability in the year.”, says João Castro Neves, Chief Executive Officer (CEO) for AmBev.

Our operations in the north of Latin America (HILA-ex) reported a Normalized EBITDA loss of R$38.9 million. João Castro Neves comments: “Despite significant industry slowdown during the first quarter in most markets where we operate in the Hila-Ex region, we continue committed to finding opportunities to turn around our operations, particularly in Venezuela, and move closer to our goal of delivering break-even EBITDA there”.

In our countries in the south of Latin America, Quinsa delivered strong results contributing with Normalized EBITDA of R$585.2 million (+22.8%) in the period. Even though Quinsa achieved flattish volume growth of +0.4%, good revenue management and fixed cost savings on both COGS and SG&A allowed us to grow profitability in Q1 2009. “We delivered strong performance in the first quarter, despite a significant slowdown in industry volumes across our territories. Despite the challenging economic environment and its impact to the industry, mainly Argentina, we remain confident on our brands, our management team and our plans to support our initiatives on top line performance and fixed cost management that will allow us to continue to grow profitability”, says Bernardo Paiva, CEO for Quinsa.

In Canada, Labatt delivered Normalized EBITDA of R$255.4 million, a 3.5% organic growth with an 80 bps margin expansion in the period. Top line growth driven by price increases and better product mix partly offset volumes decline of 2.7% in the period, while double-digit growth in commodities prices on low comparisons from Q1 2009 were mitigated by productivity and fixed cost savings. "Labatt had a solid quarter despite negative industry volume growth in Q1 2009 and a very challenging comparison from last year supported by good pricing environment and continuous focus in productivity and fixed cost saving opportunities,” says Márcio Froes, President for Labatt.

During Q1 2009, we perpetually licensed to KPS Capital Partners, L.P. (KPS) the rights to sell the Labatt family of brands in the United States. Further, we took control over the Pepsi franchise in Bolivia and we added the Budweiser brand to our portfolio in Paraguay. João Castro Neves, CEO of AmBev, comments: “I am very confident that these steps will add value to our business by consolidating our top line and achieving cost synergies.”

First Quarter 2009 Results May 7, 2009 Page 3

Normalized EBITDA growth and operating cash flow generation will be our two biggest priorities for 2009. The first quarter results were positive with our Normalized EBITDA growing 16,3% and our operating cash flow increasing by R$720.4 millions in the period. As a result, we have freed up enough cash for us to support our brands while also retiring some important debt, which matured in the first four months of the year, without having to take unnecessarily expensive debt on our balance sheet. During Q1 2009, we returned to our shareholders around R$263 million in IOC and have announced a further payout amounting to R$265 million in IOC, which will be paid beginning on May 29, 2009.

The first quarter of 2009 has been positive to our overall business, particularly Brazil, but as we look ahead to the rest of the year, we believe the economic scenario remains challenging and volatile could still impact industry volumes, particularly in Brazil where we have seen the most resilience year to date. We believe we have the right initiatives to improve profitability and the resources to support them. We will continue to focus on the things we can control, such as disciplined execution of our innovation and productivity plans to guarantee our profitability not only for 2009 but also for the future.

First Quarter 2009 Results May 7, 2009 Page 4

AmBev Consolidated

Consolidated Income Statement			Currency	Organic		% As	%
R$ million	1Q08	Scope	Translation	Growth	1Q09	Reported	Organic
Net Revenue	4,833.4	(20.4)	328.5	514.2	5,655.7	17.0%	10.7%
Cost of Goods Sold (COGS)	(1,669.2)	12.5	(130.7)	(109.7)	(1,897.1)	13.7%	6.6%
Gross Profit	3,164.1	(7.9)	197.8	404.5	3,758.5	30.7%	17.3%
Selling, General and Administrative (SG&A)	(1,424.7)	7.7	(92.4)	(107.8)	(1,617.3)	13.5%	7.6%
Other operating income/expenses	85.4	(0.1)	2.8	(3.2)	84.9	-0.6%	-3.8%
Normalized Operating Income (normalized EBIT)	1,824.9	(0.4)	108.1	293.5	2,226.2	43.6%	21.2%
Non-recurring items above EBIT	(4.6)		(2.1)	224.2	217.4	nm	nm
Net Finance Cost	(277.2)				(324.8)	17.2%
Share of results of associates	0.1				0.0	-32.8%
Income Tax expense	(323.3)				(506.2)	56.6%
Net income	1,219.8				1,612.6	32.2%
Attributable to equity holders	1,228.6				1,588.7	29.3%
Atributable to minority interests	(8.8)				24.0	-373.9%

Normalized EBITDA	2,107.4	(0.4)	132.7	343.2	2,582.9	22.6%	16.3%

The following table sets forth the consolidated results of AmBev for Q1 2009.

AmBev delivered Normalized EBITDA of R$2,582.9 million in the period with margin expansion of 240 bps. Top line growth exceeded volume growth and fixed cost management and investment phasing also contributed to operational leverage. Brazil Beer and CSD & Nanc operations posted strong performances while Quinsa and Canada delivered important contributions to our consolidated performance in Q1 2009.

AmBev Consolidated Results			Currency	Organic		% As		%
R$ million	1Q08	Scope	Translation	Growth	1Q09	Reported		Organic
Volume ('000 hl)	35,784.8	(317.0)		1,800.3	37,268.2	4.1%		5.1%
Net Revenue	4,833.4	(20.4)	328.5	514.2	5,655.7	17.0%		10.7%
Net Revenue/hl	135.1	0.6	8.8	7.2	151.8	12.4%		5.4%
COGS	(1,669.2)	12.5	(130.7)	(109.7)	(1,897.1)	13.7%		6.6%
COGS/hl	(46.6)	(0.1)	(3.5)	(0.7)	(50.9)	9.1%		1.5%
Gross Profit	3,164.1	(7.9)	197.8	404.5	3,758.5	18.8%		12.8%
Gross Margin	65.5%				66.5%	100	bps	140	bps
SG&A excl. deprec.&amort.	(1,302.5)	7.7	(84.5)	(75.9)	(1,455.3)	11.7%		5.9%
SG&A deprec.&amort.	(122.1)		(8.0)	(31.9)	(162.0)	32.6%		26.1%
SG&A Total	(1,424.7)	7.7	(92.4)	(107.8)	(1,617.3)	13.5%		7.6%
Other operating income/expenses	85.4	(0.1)	2.8	(3.2)	84.9	-0.6%		-3.8%
Normalized EBIT	1,824.9	(0.4)	108.1	293.5	2,226.2	22.0%		16.1%
Normalized EBIT Margin	37.8%				39.4%	160	bps	200	bps
Normalized EBITDA	2,107.4	(0.4)	132.7	343.2	2,582.9	22.6%		16.3%
Normalized EBITDA Margin	43.6%				45.7%	210	bps	240	bps

First Quarter 2009 Results May 7, 2009 Page 5

AMBEV – CONSOLIDATED RESULTS

The combination of AmBev’s operations in the Brazil, Quinsa, HILA-ex and Labatt business units, eliminating intercompany transactions, comprise our consolidated financial statements. The figures shown below are on an as-reported basis.

(*)Q1 2006 and Q1 2007 data derive from BR GAAP figures and are presented just for reference purposes.

First Quarter 2009 Results May 7, 2009 Page 6

Latin America North (LAN)

Our LAN region is comprised of our Brazil Beer and Brazil CSD & Nanc business as well as our Hila-Ex countries.

Consolidated LAN Results			Currency	Organic		% As		%
R$ million	1Q08	Scope	Translation	Growth	1Q09	Reported		Organic
Volume ('000 hl)	24,374.0	(317.0)		1,824.4	25,881.4	6.2%		7.6%
Net Revenue	3,294.9	(20.4)	39.8	340.3	3,654.6	10.9%		10.4%
Net Revenue/hl	135.2	0.9		5.1	141.2	4.5%		3.8%
COGS	(1,105.2)	12.5	(26.1)	(35.4)	(1,154.2)	4.4%		3.2%
COGS/hl	(45.3)	(0.1)		0.8	(44.6)	-1.6%		-1.8%
Gross Profit	2,189.7	(7.9)	13.7	304.9	2,500.4	14.2%		14.0%
Gross Margin	66.5%				68.4%	200	bps	230	bps
SG&A excl. deprec.&amort.	(858.2)	7.7	(26.3)	(71.5)	(948.3)	10.5%		8.4%
SG&A deprec.&amort.	(96.1)		(3.3)	(28.8)	(128.2)	33.4%		30.0%
SG&A Total	(954.3)	7.7	(29.6)	(100.3)	(1,076.5)	12.8%		10.6%
Other operating income/expenses	78.8	(0.1)	(0.1)	15.5	94.1	19.5%		19.7%
Normalized EBIT	1,314.2	(0.4)	(15.9)	220.1	1,518.1	15.5%		16.7%
Normalized EBIT Margin	39.9%				41.5%	170	bps	260	bps
Normalized EBITDA	1,503.1	(0.4)	(10.1)	249.7	1,742.3	15.9%		16.6%
Normalized EBITDA Margin	45.6%				47.7%	210	bps	290	bps

Brazil Consolidated

Our Brazil business unit delivered Normalized EBITDA of R$1,781.2 million in the period, representing an organic growth of +17.3% and a margin expansion of 290 bps to 51.2%.

Consolidated Brazil Results			Currency	Organic		% As		%
R$ million	1Q08	Scope	Translation	Growth	1Q09	Reported		Organic
Volume ('000 hl)	22,730.3	(317.0)		1,983.6	24,396.9	7.3%		8.9%
Net Revenue	3,149.5	(20.4)		351.8	3,480.9	10.5%		11.2%
Net Revenue/hl	138.6	1.1		3.1	142.7	3.0%		2.2%
COGS	(1,015.9)	12.5		(37.1)	(1,040.6)	2.4%		3.7%
COGS/hl	(44.7)	(0.1)		2.1	(42.7)	-4.6%		-4.7%
Gross Profit	2,133.6	(7.9)		314.6	2,440.3	14.4%		14.8%
Gross Margin	67.7%				70.1%	240	bps	240	bps
SG&A excl. deprec.&amort.	(776.2)	7.7		(70.6)	(839.2)	8.1%		9.2%
SG&A deprec.&amort.	(87.8)			(26.2)	(114.0)	29.8%		29.8%
SG&A Total	(864.0)	7.7		(96.7)	(953.1)	10.3%		11.3%
Other operating income/expenses	79.0	(0.1)		15.5	94.4	19.4%		19.6%
Normalized EBIT	1,348.6	(0.4)		233.4	1,581.6	17.3%		17.3%
Normalized EBIT Margin	42.8%				45.4%	260	bps	260	bps
Normalized EBITDA	1,519.4	(0.4)		262.2	1,781.2	17.2%		17.3%
Normalized EBITDA Margin	48.2%				51.2%	290	bps	290	bps

First Quarter 2009 Results May 7, 2009 Page 7

Beer Brazil

Beer Brazil Results			Currency	Organic		% As		%
R$ million	1Q08	Scope	Translation	Growth	1Q09	Reported		Organic
Volume ('000 hl)	16,908.9	(289.2)		1,255.9	17,875.6	5.7%		7.6%
Net Revenue	2,615.5	(18.3)		268.9	2,866.1	9.6%		10.4%
Net Revenue/hl	154.7	1.6		4.1	160.3	3.7%		2.7%
COGS	(787.5)	10.8		(10.0)	(786.7)	-0.1%		1.3%
COGS/hl	(46.6)	(0.2)		2.7	(44.0)	-5.5%		-5.9%
Gross Profit	1,828.0	(7.6)		258.9	2,079.3	13.8%		14.2%
Gross Margin	69.9%				72.5%	270	bps	270	bps
SG&A excl. deprec.&amort.	(692.1)	7.0		(37.6)	(722.7)	4.4%		5.5%
SG&A deprec.&amort.	(74.1)			(13.1)	(87.1)	17.6%		17.6%
SG&A Total	(766.1)	7.0		(50.7)	(809.8)	5.7%		6.7%
Other operating income/expenses	64.5	(0.1)		8.6	72.9	13.1%		13.3%
Normalized EBIT	1,126.3	(0.7)		216.8	1,342.4	19.2%		19.2%
Normalized EBIT Margin	43.1%				46.8%	380	bps	380	bps
Normalized EBITDA	1,269.6	(0.7)		228.4	1,497.4	17.9%		18.0%
Normalized EBITDA Margin	48.5%				52.2%	370	bps	370	bps

Brazilian beer volumes grew 7.6% during Q1 2009 as minimum wage increases and food inflation deceleration contributed to real gains in consumer purchasing power for the first time in six quarters, while the weather rebounded from a very poor Q1 2008, which, together with a later Carnival calendar, contributed to good industry performance. During Q1 2009, we lost 70 bps of market share according to Nielsen, reaching 67.0%, due to our price increases implemented in the beginning of the summer.

Net revenue per hectoliter growth of 2.7% in Q1 2009 despite a tough comparison from Q1 2008 was driven by price increases implemented during the beginning of the summer, partly offset by higher excise sale taxes, packaging mix and lower sales of by-products.

COGS per hectoliter declined 5.9% in the quarter as a result of our currency hedges, lower commodity prices (mainly corn) and easy comparison from Q1 2008.

SG&A excluding depreciation and amortization increased +5.5% organically in the year as general inflation, higher expenses from channel mix and higher bonus provisions were partly offset by higher efficiency gains on our distribution network and fixed cost savings.

Beer Brazil Normalized EBITDA increased by +18.0% in reaching R$1,497.4million in the quarter.

First Quarter 2009 Results May 7, 2009 Page 8

CSD & NANC

CSD&Nanc Brazil Results			Currency	Organic		% As		%
R$ million	1Q08	Scope	Translation	Growth	1Q09	Reported		Organic
Volume ('000 hl)	5,821.3	(27.8)		727.7	6,521.2	12.0%		12.6%
Net Revenue	534.0	(2.0)		82.8	614.9	15.1%		15.6%
Net Revenue/hl	91.7	0.1		2.5	94.3	2.8%		2.7%
COGS	(228.4)	1.7		(27.1)	(253.8)	11.1%		12.0%
COGS/hl	(39.2)	0.1		0.2	(38.9)	-0.8%		-0.5%
Gross Profit	305.6	(0.3)		55.7	361.0	18.1%		18.3%
Gross Margin	57.2%				58.7%	150	bps	150	bps
SG&A excl. deprec.&amort.	(84.2)	0.7		(33.0)	(116.5)	38.4%		39.5%
SG&A deprec.&amort.	(13.7)			(13.1)	(26.8)	95.4%		95.4%
SG&A Total	(97.9)	0.7		(46.1)	(143.3)	46.4%		47.4%
Other operating income/expenses	14.6	(0.0)		6.9	21.5	47.4%		47.5%
Normalized EBIT	222.3	0.3		16.6	239.2	7.6%		7.5%
Normalized EBIT Margin	41.6%				38.9%	-270	bps	-280	bps
Normalized EBITDA	249.7	0.3		33.7	283.8	13.6%		13.5%
Normalized EBITDA Margin	46.8%				46.2%	-60	bps	-60	bps

The Brazilian soft drinks operation posted organic volume growth of +12.6% in the period as real consumer disposable income growth, more favorable weather and Carnival calendar benefited the industry while we increased our market share by 40 bps in Q1 2009 to 17.4%.

Net Revenues per hectoliter grew 2.7% organically despite a tough comparison from Q1 2008 as we continue to take advantage of selective price increases in certain regions.

Cost of Goods Sold decreased organically by 0.5% on a per hectoliter basis in spite of very difficult comps from         Q1 2008 as a result of expected gains from our currency hedges and lower packaging prices (mainly PET) year over year, partly offset by inflation and higher sugar hedges.

SG&A excluding depreciation and amortization increased 39.5% due to higher volumes, marketing investments to support our innovations and higher bonus provisions in the period. The timing of certain investments when compared to last year also contributed to this increase.

CSD & Nanc Brazil Normalized EBITDA increased by +13.5% in reaching R$283.8 million in the quarter.

First Quarter 2009 Results May 7, 2009 Page 9

HILA-ex Consolidated

Consolidated HILA Results			Currency	Organic		% As		%
R$ million	1Q08	Scope	Translation	Growth	1Q09	Reported		Organic
Volume ('000 hl) - Total	1,643.8			(159.3)	1,484.5	-9.7%		-9.7%
Beer Volume ('000 hl)	735.8			(188.1)	547.7	-25.6%		-25.6%
CSD Volume ('000 hl)	907.9			28.9	936.8	3.2%		3.2%
Net Revenue	145.3		39.8	(11.5)	173.7	19.5%		-7.9%
Net Revenue/hl	88.4		26.8	1.8	117.0	32.3%		2.0%
COGS	(89.3)		(26.1)	1.7	(113.6)	27.3%		-1.9%
COGS/hl	(54.3)		(17.6)	(4.7)	(76.6)	41.0%		8.6%
Gross Profit	56.1		13.7	(9.8)	60.0	7.1%		-17.4%
Gross Margin	38.6%				34.6%	nm		nm
SG&A excl. deprec.&amort.	(81.9)		(26.3)	(0.9)	(109.1)	33.2%		1.1%
SG&A deprec.&amort.	(8.3)		(3.3)	(2.7)	(14.3)	71.2%		31.9%
SG&A Total	(90.2)		(29.6)	(3.6)	(123.4)	36.7%		3.9%
Other operating income/expenses	(0.2)		(0.1)	0.0	(0.2)	7.9%		-17.0%
Normalized EBIT	(34.4)		(15.9)	(13.3)	(63.6)	84.8%		38.6%
Normalized EBIT Margin	-23.7%				-36.6%	-1290	bps	-1190	bps
Normalized EBITDA	(16.3)		(10.1)	(12.5)	(38.9)	nm		76.9%
Normalized EBITDA Margin	-11.2%				-22.4%	nm		nm

HILA-ex volumes declined 9.7% in Q1 2009 as a result of poor industry performance across all markets in the region when compared to Q1 2008.

Net Revenue per hectoliter was up +2.0% due to better pricing in the period partly offset by product and country mix while COGS per hectoliter increased by 8.6% on an organic basis, driven by general inflation.

SG&A excluding depreciation and amortization increased 1.1% organically in the period due to general inflation during the period, partly offset by strong fixed cost savings in the period.

HILA-Ex Normalized EBITDA declined organically by R$12.5 million and reported a loss of R$38.9 million in Q1 2009.

First Quarter 2009 Results May 7, 2009 Page 10

Latina America South (LAS) - Quinsa Consolidated

Our countries in the region faced either significant industry volume slowdown or negative volume growth in the period. Quinsa delivered Normalized EBITDA amounting to R$585.2 million in the quarter with strong organic growth of 22.8% and margin expansion of 60 bps to 49.1%. This performance resulted from strong revenue management and fixed cost savings in the period, partly offsetting soft volumes and labor inflation pressures.

Consolidated Quinsa Results			Currency	Organic		% As		%
R$ million	1Q08	Scope	Translation	Growth	1Q09	Reported		Organic
Volume ('000 hl)	9,178.1			36.5	9,214.6	0.4%		0.4%
Net Revenue	795.0		228.7	167.9	1,191.6	49.9%		21.1%
Net Revenue/hl	86.6		24.8	17.9	129.3	49.3%		20.6%
COGS	(318.1)		(83.3)	(54.2)	(455.6)	43.2%		17.0%
COGS/hl	(34.7)		(9.0)	(5.7)	(49.4)	42.7%		16.6%
Gross Profit	476.8		145.4	113.7	736.0	54.3%		23.9%
Gross Margin	60.0%				61.8%	180	bps	140	bps
SG&A excl. deprec.&amort.	(150.6)		(35.5)	(14.0)	(200.1)	32.8%		9.3%
SG&A deprec.&amort.	(14.9)		(3.7)	(1.8)	(20.5)	37.2%		12.3%
SG&A Total	(165.6)		(39.2)	(15.8)	(220.5)	33.2%		9.5%
Other operating income/expenses	10.9		2.7	(25.6)	(12.0)	-210.3%		-234.7%
Normalized EBIT	322.2		108.9	72.3	503.4	56.2%		22.4%
Normalized EBIT Margin	40.5%				42.2%	170	bps	40	bps
Normalized EBITDA	375.7		123.9	85.5	585.2	55.8%		22.8%
Normalized EBITDA Margin	47.3%				49.1%	180	bps	60	bps

First Quarter 2009 Results May 7, 2009 Page 11

Quinsa Beer

Beer Quinsa Results			Currency	Organic		% As		%
R$ million	1Q08	Scope	Translation	Growth	1Q09	Reported		Organic
Volume ('000 hl)	5,680.2			39.1	5,719.3	0.7%		0.7%
Net Revenue	569.3		172.8	129.3	871.4	53.1%		22.7%
Net Revenue/hl	100.2		30.2	21.9	152.4	52.0%		21.9%
COGS	(178.5)		(49.2)	(32.7)	(260.4)	45.9%		18.3%
COGS/hl	(31.4)		(8.6)	(5.5)	(45.5)	44.9%		17.5%
Gross Profit	390.8		123.6	96.6	611.0	56.3%		24.7%
Gross Margin	68.6%				70.1%	150	bps	110	bps
SG&A excl. deprec.&amort.	(110.7)		(25.4)	(6.2)	(142.2)	28.5%		5.6%
SG&A deprec.&amort.	(7.3)		(2.0)	(1.2)	(10.5)	43.6%		16.7%
SG&A Total	(118.0)		(27.3)	(7.4)	(152.7)	29.4%		6.3%
Other operating income/expenses	10.6		3.2	(23.0)	(9.3)	-187.3%		-217.0%
Normalized EBIT	283.5		99.4	66.2	449.0	58.4%		23.3%
Normalized EBIT Margin	49.8%				51.5%	170	bps	30	bps
Normalized EBITDA	323.2		111.0	76.8	511.0	58.1%		23.8%
Normalized EBITDA Margin	56.8%				58.6%	190	bps	50	bps

Beer volume organic growth of 0.7% reflects significant volume growth deceleration in most Quinsa markets as a result of the impact of a challenging economic environment in industry performance.  We were able to mitigate the industry slowdown by gaining market share within the region through leading marketing initiatives and consolidating our innovations.

The increase in net revenues per hectoliter of 21.9% was driven by price increases in line with inflation, revenue management initiatives throughout the region and good performance of innovations introduced last year, together with strong performances from our premium brands, fundamentally in Argentina and Bolivia.

COGS per hectoliter increased 17.5% in the period, which is below the level of inflation since general inflation and higher personnel-related costs were partly offset by higher productivity in our plants.

SG&A excluding depreciation and amortization increased 5.6% organically in the period, well below the level of inflation, as general inflation and higher personnel-related costs were partly offset by ZBB savings.

Quinsa Beer Normalized EBITDA increased 23.8% in the quarter totaling R$511.0 million.

First Quarter 2009 Results May 7, 2009 Page 12

Quinsa CSD & NANC

CSD&Nanc Quinsa Results R$ million	1Q08	Scope	Currency Translation	Organic Growth	1Q09	% As Reported		% Organic
Volume ('000 hl)	3,497.9			(2.6)	3,495.3	-0.1%		-0.1%
Net Revenue	225.7		55.9	38.6	320.2	41.9%		17.1%
Net Revenue/hl	64.5		16.0	11.1	91.6	42.0%		17.2%
COGS	(139.6)		(34.1)	(21.5)	(195.2)	39.8%		15.4%
COGS/hl	(39.9)		(9.8)	(6.2)	(55.9)	39.9%		15.5%
Gross Profit	86.0		21.8	17.1	125.0	45.3%		19.9%
Gross Margin	38.1%				39.0%	90	bps	90	bps
SG&A excl. deprec.&amort.	(40.0)		(10.1)	(7.8)	(57.8)	44.7%		19.4%
SG&A deprec.&amort.	(7.6)		(1.7)	(0.6)	(10.0)	31.0%		8.1%
SG&A Total	(47.6)		(11.8)	(8.4)	(67.8)	42.5%		17.6%
Other operating income/expenses	0.3		(0.5)	(2.6)	(2.8)	-995.5%		-839.9%
Normalized EBIT	38.7		9.5	6.1	54.4	40.4%		15.9%
Normalized EBIT Margin	17.2%				17.0%	-20	bps	-20	bps
Normalized EBITDA	52.5		13.0	8.7	74.2	41.3%		16.6%
Normalized EBITDA Margin	23.3%				23.2%	-10	bps	-10	bps

CSD & NANC operations in Quinsa delivered flattish volumes in the period as industry volumes declined in Argentina, compensated by strong volume growth in Uruguay. Nevertheless, Quinsa was able to increase its market share in Argentina, partly offsetting the impact of the strong market contraction.

Organic growth in net revenue per hectoliter amounted to 17.2% due to price increases in line with inflation implemented during 2009, together with revenue management initiatives.

COGS per hectoliter increased 15.5% organically, due to the negative impacts of general inflation, higher cost of sugar and labor, partly offset by lower PET prices and other savings in packaging materials.

SG&A excluding depreciation and amortization increased 19.4% in the year as higher sales and general inflation were partly offset by ZBB savings.

Quinsa CSD & Nanc Normalized EBITDA increased 16.6% in the period totaling R$74.2 million.

First Quarter 2009 Results May 7, 2009 Page 13

Canada – Labatt

Labatt Results R$ million	1Q08	Scope	Currency Translation	Organic Growth	1Q09	% As Reported		% Organic
Volume ('000 hl)	2,232.8			(60.6)	2,172.2	-2.7%		-2.7%
Net Revenue	743.5		60.0	6.0	809.5	8.9%		0.8%
Net Revenue/hl	333.0		27.6	12.0	372.7	11.9%		3.6%
COGS	(245.9)		(21.3)	(20.1)	(287.3)	16.8%		8.2%
COGS/hl	(110.1)		(9.8)	(12.3)	(132.3)	20.1%		11.2%
Gross Profit	497.6		38.7	(14.1)	522.2	4.9%		-2.8%
Gross Margin	66.9%				64.5%	-240	bps	-240	bps
SG&A excl. deprec.&amort.	(293.7)		(22.7)	9.5	(307.0)	4.5%		-3.2%
SG&A deprec.&amort.	(11.1)		(1.0)	(1.2)	(13.3)	20.0%		11.1%
SG&A Total	(304.8)		(23.7)	8.3	(320.3)	5.1%		-2.7%
Other operating income/expenses	(4.3)		0.2	6.9	2.8	-164.1%		-159.3%
Normalized EBIT	188.5		15.2	1.1	204.7	8.6%		0.6%
Normalized EBIT Margin	25.4%				25.3%	-10 bps		-10	bps
Normalized EBITDA	228.6		18.9	8.0	255.4	11.8%		3.5%
Normalized EBITDA Margin	30.7%				31.6%	80	bps	80	bps

Total volumes declined by 2.7% versus Q1 2008 as domestic volumes contracted -2.2% driven by industry decline of 1.4% and by market share decline of 10 bps. Export volumes declined -5.9% as a result of adverse economic environment in the U.S. during the period.

Net revenues per hl increased by 3.6% in Q1 2009 due to year over year price increases above inflation and better product mix.

COGS per hl increased by 11.2% on an organic basis driven by general inflation, higher commodity prices and low comparison from Q1 2008, partly offset by fixed cost savings in the period.

SG&A excluding depreciation and amortization declined by 3.2% organically in the period despite general inflation and a very low comparison from Q1 2008. This was fueled by our ability in continuing to find efficiencies in our commercial programs and fixed cost savings, which in turn allow us to support incremental investments behind our brands without hurting profitability.

Labatt’s Normalized EBITDA increased by 3.5% in Q1 2009 to R$255.4 million with margin expanding by 80 bps in the period.

First Quarter 2009 Results May 7, 2009 Page 14

Other Operating Income (Expenses), Net

Other operating income (expenses), net were R$84.9 million net income in Q1 2009 compared to a net income of R$85.4 million in Q1 2008.

Gains with disposal of property, plant and equipment and higher other operating income, net offset lower government grants and the reversal of bonus provision recorded in Q1 2008.

Other Operating income (expense), net	1Q09	1Q08
R$ million

Government grants	55.1	62.0
(Additions to)/Reversals of provisions	(4.0)	(3.3)
Net gain on disposal of property, plant and equipment and intangible assets	4.9	(4.0)
Bonus reversal		15.9
Other operating income, net	29.0	14.8

	84.9	85.4

Non-recurring items

Non-recurring items totaled R$217.4 million net gains in Q1 2009, compared to R$4.6 million non-recurring losses in Q1 2008 basically as a result of gains in connection with the perpetual licensing of Labatt branded beer for consumption in the United States, net of related expenses (please refer to page 16, “Recent Developments”).

Non-recurring items	1Q09	1Q08
R$ million

Restructuring	(19.8)	(4.6)
Gain from perpetual licence for Labatt in the USA	237.2

	217.4	(4.6)

Net Financial Results

AmBev’s net financial result expenses increased from R$277.2 million to R$324.8 million in the quarter as a result of higher interest expenses in our debt as well as higher carrying costs on our hedging instruments.

First Quarter 2009 Results May 7, 2009 Page 15

	1Q09			4Q08
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	2,566.3	1,505.3	4,071.6	2,883.2	1,579.7	4,462.9
Foreign Currency	711.0	5,853.0	6,564.0	705.0	5,489.9	6,194.9
Consolidated Debt	3,277.3	7,358.3	10,635.6	3,588.2	7,069.6	10,657.8

Cash and Equivalents			4,265.5			3,298.9
Short-Term Investiments			-			0.1

Net Debt			6,370.0			7,358.9

The Company’s total net debt decreased from R$7,358.9 million in Q4 2008 to R$6,370.0 million in Q1 2009.

Our cash and cash equivalents and short-term investments position increased by R$966.6 million, while total debt increased by R$22.3 million.

On April 13 2009, AmBev paid its promissory notes with Banco do Brasil amounting to approximately R$1.7 billion, which matured and were previously fixed at 102% CDI.

Provision for Income Tax & Social Contribution

Our weighted nominal tax rate was 32.2% compared to 35.5% in 1Q08. The effective tax rate in Q1 2009 was 23.9% that is in line with last years’ rate of 21.0%.

The table below shows the reconciliation for income tax and social contribution provision.

Income Tax and Social Contribution R$ million	1Q09	1Q08

Profit before tax	2,118.9	1,543.1

Adjustment on taxable basis
Non-taxable net financial and other income	(326.5)	(119.9)
Non-taxable intercompany dividends	(0.3)	(0.0)
Goverment grant related to sales taxes	(55.1)	(37.9)
Expenses non-deductible for tax purposes	236.5	29.2
	1,973.5	1,414.5
Aggregated weighthed nominal tax rate	32.2%	33.5%
Taxes – nominal rate	(636.4)	(473.7)

Adjustment on taxes expenses
Goverment grant on income tax	31.9	27.7
Tax savings from tax credits (interest attributed to shareholders’)	87.3	89.5
Tax savings from goodwill amortization on tax books	38.0	36.4
Change in tax rate	-	2.8
Dividends withholding tax	(6.4)	(6.6)
Other tax adjustment	(20.6)	0.6
Expense on income tax	(506.2)	(323.3)
Effective tax rate	-23.9%	-21.0%

First Quarter 2009 Results May 7, 2009 Page 16

Minority Interest

Minority interests in AmBev’s subsidiaries totaled R$24.0 million income in Q1 2009 compared to an R$8.8 million expense in Q1 2008, as a result of higher earnings from Quinsa.

Net Income

AmBev posted a net income of R$1,612.6 million in the period compared to R$1,219.8 million last year. The main reason for this increase are better operating performance in most of the countries where we operate and non-recurring gains during the period (See page 14, “Non-recurring items”), partly offset by higher income tax expenses in the period.

Reconciliation between Normalized EBITDA and Net income

Both Normalized EBITDA and EBIT are measures utilized by AmBev’s management to demonstrate the Company’s performance.

Normalized EBITDA is calculated excluding from Net Income the following effects: (i) Provision for Income Tax and Social Contribution (ii) Provision for Profit Sharing & Bonuses (iii) Minority Interest (iv) Non-Operating Income (Expenses) (v) Net Financial Result (vi) Equity in Earnings of Investees (vii) Other Operating Income (Expenses) (viii) Provisions, Net and (ix) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures utilized in accounting practices in either Brazil or the United States of America (US GAAP) and should not be considered as an alternative to Net Income as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and AmBev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Net Income to EBITDA	1Q09	1Q08
Net income	1,612.6	1,219.8
Income tax expense	506.2	323.3
Income Before Taxes	2,118.9	1,543.1
Share of results of associates	(0.0)	(0.1)
Net Financial Results	324.8	277.2
Non-recurring items	217.4	(4.6)
Normalized EBIT	2,226.2	1,824.9
Depreciation & Amortization	356.8	282.5
Normalized EBITDA	2,582.9	2,107.4

Recent Developments

In the first quarter 2009, we successfully closed the transaction for the perpetual and exclusive license to market, distribute and sell Labatt branded beer for consumption in the U.S. to KPS. Under the agreement, Labatt granted to KPS a perpetual and exclusive license to: (i) market, distribute and sell Labatt beer for consumption in the U.S.; and (ii) to use the relevant trademarks and intellectual property in connection therewith. Furthermore, Labatt and KPS entered into a supply agreement under which Labatt brews and supplies to KPS the Labatt branded beer for consumption in the U.S. for an interim period not to exceed three years.

Also during first quarter 2009, AmBev acquired from SAB Miller plc 100% of the capital stock of Bebidas y Aguas Gaseosas Occidente S.R.L., which is the exclusive Pepsi bottler in Bolivia. This is an important acquisition which strengthens our strategic position in one of our most important markets in South America.

First Quarter 2009 Results May 7, 2009 Page 17

Shareholding Structure

The table below shows AmBev’s shareholding structure on March 31, 2009.

AmBev Shareholding Structure
	ON	%Outs	PN	%Outs	Total	%Outs
InBev	255,505,878	74.0%	123,663,655	46.1%	379,169,533	61.8%
FAHZ	57,347,878	16.6%	0	0.0%	57,347,878	9.3%
Market	32,528,622	9.4%	144,834,074	53.9%	177,362,696	28.9%
Outstanding	345,382,378	100.0%	268,497,729	100.0%	613,880,107	100.0%
Treasury	125,769		930,457		1,056,226
TOTAL	345,508,147		269,428,186		614,936,333
Free float bovespa	31,132,299	9.0%	100,516,820	37.4%	131,649,119	21.4%
Free float NYSE	1,396,323	0.4%	44,317,254	16.5%	45,713,577	7.4%

Exchange rates

AmBev translates the results of its foreign operations from their functional currency into Brazilian Reais using the monthly average exchange rate. Average exchange rates during the periods were:

Average exchange rates
(To Brazilian Reais)	Currency	Q1 2009	Q1 2008	YTD 2009	YTD 2008

USD:BRL	U.S Dollar	2.3482	1.7289	2.3482	1.7289
CAD:BRL	Canadian Dollar	1.8934	1.7532	1.8934	1.7532
ARS:BRL	Argentinean Peso	0.6685	0.5515	0.6685	0.5515
PYG:BRL	Paraguayan Guarani	0.0005	0.0004	0.0005	0.0004
PEN:BRL	Peruvian Nuevo Sol	0.7354	0.5872	0.7354	0.5872
DOP:BRL	Dominican Peso	0.0663	0.0518	0.0663	0.0518
UYU:BRL	Uruguayan Peso	0.0991	0.0822	0.0991	0.0822
BOB:BRL	Bolivian Bolívar	0.3337	0.2281	0.3337	0.2281
CLP:BRL	Chilean Peso	0.0038	0.0037	0.0038	0.0037
GTQ:BRL	Guatemalan Quetzal	0.2977	0.2261	0.2977	0.2261
VEF:BRL	Venezuelan Bolívar Fuerte	1.1014	0.8068	1.1014	0.8068

First Quarter 2009 Results May 7, 2009 Page 18

Q1 2009 EARNINGS CONFERENCE CALL

Speakers	João Castro Neves Chief Executive Officer for AmBev
Nelson Jamel CFO and Investor Relations Officer

Language	English

Date	May 8th, 2009 (Friday)

Time	11:00 (Brasília time) 10:00 (EST)

Phone number	US / International Participants	+1 (973) 935-8893

Code	96706790

Please call 15 minutes prior to the beginning of the conference call. The conference call will also be transmitted live through the Internet on the website www.ambev-ir.com.

The conference call replay will be available on AmBev’s website around two hours after the conclusion. To access the replay of the conference through phone, please dial +1(706) 645-9291; code: 83875467.

For additional information, please contact the Investor Relations Department:

Michael Findlay	Myriam Bado
(5511) 2122-1415	(5511) 2122-1414
ir@ambev.com.br	acmbsp@ambev.com.br

www.ambev-ir.com

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SUPPLEMENTAL FINANCIAL INFORMATION First quarter 2009 Results May 7, 2009 Pág. 19

AmBev - Segment Financial Information
Organic Results

	AmBev Brazil
	Beer Brazil			CSD & NANC Brazil			Total AmBev Brazil
	1Q09	1Q08%		1Q09	1Q08%		1Q09	1Q08%
Volumes (000 hl)	17,876	16,909	7.6%	6,521	5,821	12.6%	24,397	22,730	8.9%

R$ million
Net Sales	2,866.1	2,615.5	10.4%	614.9	534.0	15.6%	3,480.9	3,149.5	11.2%
% of Total	50.7%	54.1%		10.9%	11.0%		61.5%	65.2%
COGS	(786.7)	(787.5)	1.3%	(253.8)	(228.4)	12.0%	(1,040.6)	(1,015.9)	3.7%
% of Total	41.5%	47.2%		13.4%	13.7%		54.9%	60.9%
Gross Profit	2,079.3	1,828.0	14.2%	361.0	305.6	18.3%	2,440.3	2,133.6	14.8%
% of Total	55.3%	57.8%		9.6%	9.7%		64.9%	67.4%
SG&A	(809.8)	(766.1)	6.7%	(143.3)	(97.9)	47.4%	(953.1)	(864.0)	11.3%
% of Total	50.1%	53.8%		8.9%	6.9%		58.9%	60.6%
Other operating income/expenses	72.9	64.5	13.3%	21.5	14.6	47.5%	94.4	79.0	19.6%
% of Total	85.9%	75.5%		25.3%	17.1%		111.2%	92.6%
Normalized EBIT	1,342.4	1,126.3	19.2%	239.2	222.3	7.5%	1,581.6	1,348.6	17.3%
% of Total	60.3%	61.7%		10.7%	12.2%		71.0%	73.9%
Normalized EBITDA	1,497.4	1,269.6	18.0%	283.8	249.7	13.5%	1,781.2	1,519.4	17.3%
% of Total	58.0%	60.2%		11.0%	11.9%		69.0%	72.1%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-27.5%	-30.1%		-41.3%	-42.8%		-29.9%	-32.3%
Gross Profit	72.5%	69.9%		58.7%	57.2%		70.1%	67.7%
SG&A	-28.3%	-29.3%		-23.3%	-18.3%		-27.4%	-27.4%
Other operating income/expenses	98.8%	99.4%		0.0%	0.0%		95.8%	93.1%
Normalized EBIT	46.8%	43.1%		38.9%	41.6%		45.4%	42.8%
Normalized EBITDA	52.2%	48.5%		46.2%	46.8%		51.2%	48.2%

Per Hectoliter - Reported (R$/hl)
Net Sales	160.3	154.7	3.7%	94.3	91.7	2.8%	142.7	138.6	3.0%
COGS	(44.0)	(46.6)	-5.5%	(38.9)	(39.2)	-0.8%	(42.7)	(44.7)	-4.6%
Gross Profit	116.3	108.1	7.6%	55.4	52.5	5.4%	100.0	93.9	6.6%
SG&A	(45.3)	(45.3)	0.0%	(22.0)	(16.8)	30.7%	(39.1)	(38.0)	2.8%
Other operating income/expenses	0.0	0.0	-11.9%	0.0	0.0	15.1%	0.0	0.0	-9.5%
Normalized EBIT	75.1	66.6	12.7%	36.7	38.2	-3.9%	64.8	59.3	9.3%
Normalized EBITDA	83.8	75.1	11.6%	43.5	42.9	1.4%	73.0	66.8	9.2%

	Hila Operations						North America			AmBev
	Quinsa			Hila-ex			Operations			Consolidated
	1Q09	1Q08%		1Q09	1Q08%		1Q09	1Q08%		1Q09	1Q08%
Volumes (000 hl)	9,215	9,178	0.4%	1,484	1,644	-9.7%	2,172	2,233	-2.7%	37,268	35,785	5.1%

R$ million
Net Sales	1,191.6	795.0	21.1%	173.7	145.3	-7.9%	809.5	743.5	0.8%	5,655.7	4,833.4	10.7%
% of Total	21.1%	16.4%		3.1%	3.0%		14.3%	15.4%		100.0%	100.0%
COGS	(455.6)	(318.1)	17.0%	(113.6)	(89.3)	-1.9%	(287.3)	(245.9)	8.2%	(1,897.1)	(1,669.2)	6.6%
% of Total	24.0%	19.1%		6.0%	5.3%		15.1%	14.7%		100.0%	100.0%
Gross Profit	736.0	476.8	23.9%	60.0	56.1	-17.4%	522.2	497.6	-2.8%	3,758.5	3,164.1	12.8%
% of Total	19.6%	15.1%		1.6%	1.8%		13.9%	15.7%		100.0%	100.0%
SG&A	(220.5)	(165.6)	9.5%	(123.4)	(90.2)	3.9%	(320.3)	(304.8)	-2.7%	(1,617.3)	(1,424.7)	7.6%
% of Total	13.6%	11.6%		7.6%	6.3%		19.8%	21.4%		100.0%	100.0%
Other operating income/expenses	(12.0)	10.9	-234.7%	(0.2)	(0.2)	-17.0%	2.8	(4.3)	-159.3%	84.9	85.4	-3.8%
% of Total	-14.2%	12.8%		-0.3%	-0.3%		3.3%	-5.1%		100.0%	100.0%
Normalized EBIT	503.4	322.2	22.4%	(63.6)	(34.4)	38.6%	204.7	188.5	0.6%	2,226.2	1,824.9	16.1%
% of Total	22.6%	17.7%		-2.9%	-1.9%		9.2%	10.3%		100.0%	100.0%
Normalized EBITDA	585.2	375.7	22.8%	(38.9)	(16.3)	76.9%	255.4	228.6	3.5%	2,582.9	2,107.4	16.3%
% of Total	22.7%	17.8%		-1.5%	-0.8%		9.9%	10.8%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-38.2%	-40.0%		-65.4%	-61.4%		-35.5%	-33.1%		-33.5%	-34.5%
Gross Profit	61.8%	60.0%		34.6%	38.6%		64.5%	66.9%		66.5%	65.5%
SG&A	-18.5%	-20.8%		-71.0%	-62.1%		-39.6%	-41.0%		-28.6%	-29.5%
Other operating income/expenses	64.7%	70.7%		248.4%	210.7%		138.4%	139.1%		100.0%	100.0%
Normalized EBIT	42.2%	40.5%		-36.6%	-23.7%		25.3%	25.4%		39.4%	37.8%
Normalized EBITDA	49.1%	47.3%		-22.4%	-11.2%		31.6%	30.7%		45.7%	43.6%

Per Hectoliter - Reported (R$/hl)
Net Sales	129.3	86.6	49.3%	117.0	88.4	32.3%	372.7	333.0	11.9%	151.8	135.1	12.4%
COGS	(49.4)	(34.7)	42.7%	(76.6)	(54.3)	41.0%	(132.3)	(110.1)	20.1%	(50.9)	(46.6)	9.1%
Gross Profit	79.9	52.0	53.7%	40.4	34.1	18.5%	240.4	222.9	7.9%	100.9	88.4	14.1%
SG&A	(23.9)	(18.0)	32.7%	(83.1)	(54.9)	51.4%	(147.4)	(136.5)	8.0%	(43.4)	(39.8)	9.0%
Other operating income/expenses	0.0	0.0	16.9%	0.1	0.0	33.3%	0.1	0.1	-4.9%	0.0	0.0	-4.0%
Normalized EBIT	54.6	35.1	55.6%	(42.8)	(20.9)	104.7%	94.2	84.4	11.6%	59.7	51.0	17.1%
Normalized EBITDA	63.5	40.9	55.1%	(26.2)	(9.9)	164.9%	117.6	102.4	14.9%	69.3	58.9	17.7%

First quarter 2009 Results May 7, 2009 Page 20

CONSOLIDATED BALANCE SHEET R$ million	1Q09	4Q08
Assets
Non-Current Assets
Property, plant and equipment	6,976.5	7,304.6
Goodwill	17,804.1	17,912.4
Intangible assets	2,353.4	2,492.9
Investments in associates	30.0	30.4
Investment securities	377.9	317.4
Deferred tax assets	1,740.9	1,817.8
Employee benefits	19.9	19.9
Trade and other receivables	2,525.6	2,624.2
Total Non-Current Assets	31,828.2	32,519.6

Current assets
Investment securities	3.0	0.1
Inventories	1,968.9	2,018.1
Income tax receivable	276.4	479.7
Trade and other receivables	3,261.9	3,428.7
Cash and cash equivalents	4,265.5	3,298.9
Assets held for sale	66.5	67.9
	9,842.3	9,293.3

Total Assets	41,670.6	41,813.0

Equity and Liabilities
Equity
Paid-in capital	6,602.0	6,602.0
Reserves	88.5	321.5
Retained earnings	15,145.7	13,864.0
Equity attributable to equity holders of AmBev	21,836.2	20,787.5
Minority interests	241.6	224.1

Total Non-Current Liabilities
Interest-bearing loans and borrowings	7,358.3	7,069.6
Employee benefits	756.3	784.3
Deferred tax liabilities	741.9	821.2
Trade and other payables	662.5	626.4
Provisions	980.6	962.9
	10,499.6	10,264.3

Current liabilities
Bank overdrafts	10.1	18.8
Interest-bearing loans and borrowings	3,277.3	3,588.2
Income tax payable	625.8	680.8
Trade and other payables	5,096.6	6,147.5
Provisions	83.2	101.8
	9,093.1	10,537.1

Total equity and liabilities	41,670.6	41,813.0

First quarter 2009 Results May 7, 2009 Page 21

CONSOLIDATED STATEMENT OF OPERATIONS
	1Q09	1Q08
Net sales	5,655.7	4,833.4
Cost of sales	(1,897.1)	(1,669.2)
Gross profit	3,758.5	3,164.1

Sales and marketing expenses	(1,304.2)	(1,169.7)
Administrative expenses	(313.1)	(255.0)
Other operating income/(expense), net.	84.9	85.4

Normalized EBIT	2,226.2	1,824.9

Non recurring items above EBIT	217.4	(4.6)

Income from operations (EBIT)	2,443.6	1,820.2

Net Finance Cost	(324.8)	(277.2)
Share of results of associates	0.0	0.1

Income before income tax	2,118.9	1,543.1
Income tax expense	(506.2)	(323.3)

Net Income	1,612.6	1,219.8
Attributable to:
Equity holders of AmBev	1,588.7	1,228.6
Minority interest	24.0	(8.8)

Nº of basic share outstanding (millions)	556.58	556.93
Nº of diluted share outstanding (millions)	594.98	670.18

Basic earnings per share – preferred	3.04	2.30
Basic earnings per share – common	2.76	2.09
Diluted earnings per share– preferred	2.84	1.90
Diluted earnings per share– common	2.58	1.73

First quarter 2009 Results May 7, 2009 Page 22

CONSOLIDATED STATEMENT OF CASH FLOWS R$ million	1Q09	1Q08
Cash Flows from Operating Activities
Net income for the period	1,612.6	1,219.8
Adjustments to reconcile net income to cash provided by operating activities
Non-cash Expenses (Income)
Depreciation, amortization and impairment	360.8	284.5
Impairment losses on receivables and inventories	16.1	16.7
Additions/(reversals) in provisions and employee benefits	38.3	41.9
Net financing cost	324.8	277.2
Other non-cash items included in the profit	58.8	9.3
Loss/(gain) on sale of property, plant and equipment and intangible assets	(4.4)	4.0
Loss/(gain) on assets held for sale	(0.5)	-
Equity-settled share-based payment expense	20.1	12.4
Income tax expense	506.2	323.3
Share of result of associates	(0.0)	(0.1)
Cash flow from operating activities before changes in working capital and use of provisions	2,932.9	2,188.9
Decrease/(increase) in trade and other receivables	233.0	422.1
Decrease/(increase) in inventories	(140.8)	(127.9)
Increase/(decrease) in trade and other payables	(1,108.9)	(939.7)
Cash generated from operations	1,916.2	1,543.5
Interest paid	(182.3)	(286.9)
Interest received	17.5	24.9
Income tax paid	(182.5)	(433.0)
Cash flow from operating activities	1,568.9	848.5
Proceeds from sale of property, plant and equipment	14.4	30.9
Proceeds from sale of intangible assets	0.8	(0.5)
Repayments of loans granted	0.2	1.2
Acquisition of subsidiaries, net of cash acquired	(0.7)	(700.4)
Acquisition of property, plant and equipment	(154.0)	(200.3)
Acquisition of intangible assets	(0.1)	(54.3)
Net proceeds/(acquisition) of other assets	(63.5)	191.4
Payment of loan granted	(0.9)	-
Cash flow from investing activities	(203.8)	(731.9)
Proceeds from borrowings	425.4	2,561.0
Repayment of borrowings	(594.3)	(2,148.1)
Proceeds/repurchase of treasury shares	11.0	(507.3)
Cash net finance costs other than interests	20.0	(276.8)
Payment of finance lease liabilities	(0.7)	(1.7)
Dividend and interest on own capital paid	(229.6)	(1.8)
Cash flow from financing activities	(368.1)	(374.6)
Net increase/(decrease) in cash and cash equivalents	996.9	(258.1)
Cash and cash equivalents less bank overdrafts at beginning of year	3,280.0	2,240.9
Effect of exchange rate fluctuations	(21.5)	(12.5)

Cash and cash equivalents less bank overdrafts at end of year	4,255.4	1,970.4